NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES ANNOUNCES MANAGEMENT CHANGES

NEW YORK, May 3, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced a series of changes and promotions to its executive management team which will become effective on July 1, 2012:

Ric Clark will become chairman of the board of the corporation.

Dennis Friedrich will become chief executive officer of Brookfield Office Properties.

Tom Farley will become sole president of Brookfield Office Properties and continue in his role as global chief operating officer, overseeing asset management, leasing, and property operating initiatives.

Mark Brown will assume Mr. Friedrich’s role as global chief investment officer of Brookfield Office Properties. In this role, Mr. Brown will be responsible for global growth strategy and overseeing acquisition and financing activities throughout the company’s operating and target markets.

“One of the aspects of Brookfield of which we are most proud is the focus on the development of outstanding individuals to provide the leadership necessary to continue to grow the organization as opportunities arise,” said Mr. Clark. “I am pleased to be passing the CEO mantle to Dennis Friedrich who, given his past contributions and successes at Brookfield Office Properties, is certain to do an outstanding job. We congratulate Dennis, Tom, and Mark and all others who may see their roles expand as a result of these changes.”

These changes are consistent with the recent announcement by Brookfield Asset Management (BAM: NYSE, TSX) of its intention to publicly list its real estate business as Brookfield Property Partners Inc. Ric Clark will become chief executive officer of this entity, relinquishing his role as chief executive officer of Brookfield Office Properties on July 1, 2012. Brookfield Property Partners will hold Brookfield Asset Management’s interest in Brookfield Office Properties, among other investments.

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Photos of executives mentioned above available upon request.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 108 properties totaling more than 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com